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boldmovebevs

boldmovebevs Join our Bold Movement today.

Hey Bold Movers! Y'all have been following our journey, but now you can join it. We are excited to announce early access to our equity crowdfunding campaign because we couldn't have done it without YOU!

LINK in bio to our WeFunder 🔗

*SHARE, LIKE, and TAG 3 of your boldest friends for the chance to win a mystery merch box!

#BEBOLD #crowdfunding #crowdfundingcampaign #wefunder #boldmoves #boldmovebeverages #alcohol #whiskey #ColdBrooze #Fundraising

See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure

@lexigarden @jsguzzy @samkrage1 @gaving322 @chrissundberg @crfabacher @well_this_just_in @turnerlime @laurennorch @heavenly_evanleigh @weareroyalrabbit @mattdfriedman @knottbecca @ksaer22 @saylesman @robinneoneil @deanmetter @sammyfeingold @wefunder @zerryna @gabbygabbers @margarita_photoarts

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JULY 20

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 Jacob from Bold Move Beverages

Bold Move Beverages Update #10 - Crowdfund, Distribution, New Advisor

Hi BOLD MOVER,

ATTENTION. THIS IS NOT A DRILL. Our launch is in sight! In this update, I'm going to share some exciting news about our last steps to launch our Cold Brooze cocktails in Austin!

🏆 Highlights

- We've launched an equity crowdfunding campaign! Check out our WeFunder page and the incredible crowdfunding video our friends at Royal Rabbit produced. Thank you to all who contributed their time and help to put this campaign together.
- Joseph Kelly is joining our Advisory Board to help us build out our Sales & Distribution strategy! He is an Alcohol industry veteran with decades of experience spanning Pernod Ricard, Diageo, Southern Glazers, and more.
- Before launching our crowdfund, we have already crossed the 100K mark in financial commitments!
- Distribution has been offered by Republic National Distribution's LibDib Sales Division. If we surpass $15k/month, we can graduate into the more prominent national portfolio. We are also in Southern Glazers' (the largest Distributor in the US) quarterly product review process.
- We have identified our warehouse to support our manufacturing and logistics functions.
- We have been awarded membership to the Capital Factory in downtown Austin. Thank you to our friends at the Jon Bromley Texas Venture Labs who helped make this possible.
- Revamped our website & launched our merch store.

🔻 Lowlights

- Lead Investor still desired! Economic conditions have resulted in a pullback among angel networks and venture capitalists who previously considered "pre-revenue" startups (Article). Although we have high hopes for the crowdfund, we'd love to partner with a strategic investor to lend invaluable expertise & networking.
- Our federal, state, and county permit applications and the associated legal costs have taken a large bite out of our available cash. Cost cutting measures are now in effect to extend our runway until we do our initial close on our crowdfund.

❓ Asks

- PLEASE SHARE our crowdfund! Some really helpful ways to help us get the word out are 1)

Forwarding this email to strong connections who like coffee & whiskey, 2) Sharing our upcoming posts on Social Media, and 3) Telling your friends about us!

- ENDORSE US on WeFunder! If you decide to support our crowdfund, we'd greatly appreciate a blurb on why you wanted to support our Bold Movement.

Want to see our deck? CLICK HERE
Want to talk about investing? CLICK HERE

Photo/Blooper/Video



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